                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) AND
(C) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)
                               (AMENDMENT NO. 1)


                              COLDWATER CREEK INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                    COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  193068 10 3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

-----------------------                                  ---------------------
  CUSIP NO. 193068 10 3                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           PENCE, ELIZABETH ANN


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2         NOT APPLICABLE                                       (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

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                          SOLE VOTING POWER
                     5
     NUMBER OF                 3,697,307

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  3,697,307

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           3,697,307

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
           36.5

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      TYPE OF REPORTING PERSON*
12
           IN

------------------------------------------------------------------------------

ITEM 1(A).     NAME OF ISSUER:


               Coldwater Creek Inc.



ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


               One Coldwater Creek Drive
               Sandpoint, Idaho 83864



ITEM 2(A).     NAME OF PERSON FILING:


               Pence, Elizabeth Ann



ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:



               Elizabeth Ann Pence
               c/o Coldwater Creek Inc.
               One Coldwater Creek Drive
               Sandpoint, Idaho  83864




ITEM 2(C).     CITIZENSHIP:


               U.S.A.



ITEM 2(D).     TITLE OF CLASS OF SECURITIES:


               Common Stock



ITEM 2(E).     CUSIP NUMBER:


               Not Applicable



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


               Not Applicable


                               Page 3 of 5 Pages

ITEM 4.   OWNERSHIP.

          (a)  Amount Beneficially Owned: 3,697,307 Shares of Common Stock
          (b)  Percent of Class: 36.5%
          (c)  Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote: 3,697,307/*/
               (ii)  shared power to vote or to direct the vote: 0
               (iii) sole power to dispose or to direct the disposition of:
                     3,697,307/*/
               (iv)  shared power to dispose or to direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

          Not Applicable                                              [_]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

____________________________

     *Includes 131,475 shares held by a Charitable Lead Annuity Trust in the name of "Elizabeth Ann Pence, Lead Annuity Trust" of which the Reporting Person is the Trustee; also includes 149,496 shares held by The Aspenwood Supporting Foundation of which the Reporting Person disclaims beneficial ownership.

                               Page 4 of 5 Pages

                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated:  February 17, 1998



                                       /s/ ELIZABETH ANN PENCE
                                       ----------------------------------------

                                       Elizabeth Ann Pence
                                       Chairman of the Board of Directors,
                                       Creative Director and Director



                               Page 5 of 5 Pages